EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the fiscal years ended January 2, 2016, January 3, 2015, December 28, 2013,
December 29, 2012 and December 31, 2011
(Millions of Dollars)

	Fiscal Year
	2015	2014	2013	2012	2011
Earnings from continuing operations before income taxes and non-controlling interest	$1,150.8	$1,084.8	$587.6	$533.1	$666.1
Add:
Interest expense	180.4	177.2	160.1	144.0	140.4
Portion of rents representative of interest factor	12.0	13.6	14.6	14.4	14.6
Distributed income of equity investees	—	—	—	—	2.8
Income as adjusted	$1,343.2	$1,275.6	$762.3	$691.5	$823.9
Fixed charges:
Interest expense	$180.4	$177.2	$160.1	$144.0	$140.4
Portion of rents representative of interest factor	12.0	13.6	14.6	14.4	14.6
Fixed charges	$192.4	$190.8	$174.7	$158.4	$155.0
Ratio of earnings to fixed charges	7.0	6.7	4.4	4.4	5.3